UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Fortive Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

34959J108

(CUSIP Number)

Joseph O. Bunting, III

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, DC 20037-1701

(202) 419-7645

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 20, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 34959J108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven M. Rales
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,620,210
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 16,620,210
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,620,210
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%[1]
14.	Type of Reporting Person (See Instructions) IN

[1]

Based on 336,856,117 shares of the Issuer’s common stock outstanding as of April 23, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2020.

Introductory Statement

This Amendment No. 1 (this “Amendment No. 1”) to the Statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share, of Fortive Corporation, a Delaware corporation (the “Issuer”). This Amendment No. 1 amends and supplements the Statement originally filed on July 6, 2016 with the Securities and Exchange Commission by Steven M. Rales. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the initial Statement. The purpose of this Amendment is to amend and supplement the information contained in Item 5 of the Statement.

Item 5 Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. As of the date hereof, the Reporting Person is the beneficial owner of 16,620,210 Shares, representing approximately 4.9% of the approximately 336,856,117 Shares outstanding, as disclosed in the Issuer’s Form 10-Q filed on April 30, 2020. The Reporting Person’s ownership consists of (i) 14,500,000 Shares owned by limited liability companies (SMRDHR LLC, SMRDHR II LLC, SMRDHR III LLC, SMRDHR IV LLC and SMRDHR VI LLC) of which the Reporting Person is trustee of the sole member, (ii) 2,115,870 shares held through a revocable trust of which the Reporting Person is trustee, and (iii) 4,340 options to purchase Shares that vested in full on July 5, 2016. The Reporting Person disclaims beneficial ownership of all Shares that are owned directly or indirectly by Mitchell P. Rales, his brother.

All of the Shares held by the limited liability companies of which the Reporting Person is trustee of the sole member are pledged to secure lines of credit with certain financial institutions and each of such limited liability companies is in compliance with these lines of credit.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Shares identified in response 5(a) above.

(c) Transactions within the Past 60 Days. During the 60-day period immediately preceding the filing date of this Statement, the Reporting Person made private gifts for no consideration to a charitable foundation of which the Reporting Person is a director, as follows: (i) 825,000 Shares on May 5, 2020, (ii) 56,511 Shares on May 7, 2020, (iii) 926,292 shares on May 8, 2020, (iv) 233,697 shares on May 14, 2020, (v) 188,361 shares on May 15, 2020, (vi) 711,639 shares on May 18, 2020, (vii) 350,000 shares on May 19, 2020, (viii) 1,000,000 shares on May 20, 2020 and (ix) 600,000 shares on May 21, 2020.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. As of May 21, 2020, the Reporting Person ceased to be the beneficial owner of more than 5% of the Issuer’s Shares.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 22, 2020
Date

/s/ Steven M. Rales
Signature

Steven M. Rales
Name/Title